Simpson Thacher & Bartlett

icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

April 12, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins Ms. Megan Akst

Re:	BIT Mining Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 7, 2022 File No. 001-36206

Ladies and Gentlemen:

On behalf of our client, BIT Mining Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 22, 2023 (the “March 22 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 7, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the March 22 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	kathryn kING sudol	christopher k.s. wong

resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
April 12, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2021

Cryptocurrency Assets, page F-18

1.	We note your response to prior comment 2 where you state that you use the price quoted each day at 0:00 UTC to determine the fair value used for impairment assessment. We do not believe your accounting policy complies with ASC 350-30-35-19, which states in part, “If the carrying amount of an intangible asset exceeds its fair value, an entity shall recognize an impairment loss in an amount equal to that excess.” As such, we believe your accounting policy represents an “error in previously issued financial statements” that should be corrected.

The Company respectfully acknowledges the Staff’s comment and has evaluated the materiality of the error from qualitative and quantitative perspectives in accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Based on the evaluation, the error is not material to the previously issued financial statements. The Company decided to correct the error prospectively by revising the previously issued financial statements and include disclosures in its annual report on Form 20-F for the year ended December 31, 2022 as follows:

Revision of Previously Issued Financial Statements

During the preparation of this Annual Report, the Company identified and corrected an immaterial error related to the impairment calculation of cryptocurrency assets. The Company has been historically calculating the impairment of cryptocurrency assets on a daily basis using a spot price at a standard cutoff time. The Company determined such a method was not in compliance with ASC 350-30-35-19 which requires the recognition of impairment when carrying value exceeds fair value. The Company further determined that the intraday lowest quoted price should be utilized in calculating impairment of the Company’s cryptocurrency assets.

In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded that the error was immaterial to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statement of Comprehensive Loss, Changes in Shareholders’ Equity and Cash Flows for the year ended December 31, 2021. The following tables present the impact of this error on the Company’s financial statements as of December 31, 2021 and for the year ended December 31, 2021:

Simpson Thacher & Bartlett
April 12, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

	As of December 31, 2021
Consolidated Balance Sheet Amounts in thousands U.S. dollars (“US$”)	As Reported	Effect of Adjustment	As Revised
Cryptocurrency assets	$55,077	$(1,887)	$53,190
Total current assets	95,143	(1,887)	93,256
Total assets	296,116	(1,887)	294,229
Accumulated deficit and statutory reserve	(384,867)	(1,887)	(386,754)
Total shareholders' equity	207,150	(1,887)	205,263
Total liabilities and shareholders' equity	296,116	(1,887)	294,229

	For the year ended December 31, 2021
Consolidated Statement of Comprehensive Loss Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share (or ADS) data	As Reported	Effect of Adjustment	As Revised
Net gain on disposal of cryptocurrency assets	$6,717	$4,675	$11,392
Impairment of cryptocurrency assets	(31,757)	(6,562)	(38,319)
Operating loss from continuing operations	(68,350)	(1,887)	(70,237)
Loss before income tax from continuing operations	(63,925)	(1,887)	(65,812)
Net loss from continuing operations	(63,566)	(1,887)	(65,453)
Net loss	(72,487)	(1,887)	(74,374)
Net loss attributable to BIT Mining Limited	(60,516)	(1,887)	(62,403)
Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:
Net loss from continuing operations	(0.08)	(0.01)	(0.09)
Net loss	(0.09)	(0.01)	(0.10)
Losses per American Depositary Share ("ADS*") (1 ADS represents 100 Class A ordinary shares)-Basic and Diluted:
Net loss from continuing operations	(8.32)	(0.30)	(8.62)
Net loss	(9.72)	(0.30)	(10.02)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

Note: Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

Simpson Thacher & Bartlett
April 12, 2023	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

	For the year ended December 31, 2021
Consolidated Statement of Cash Flows Amounts in thousands U.S. dollars (“US$”)	As Reported	Effect of Adjustment	As Revised
Net loss	$(72,487)	$(1,887)	$(74,374)
Impairment of cryptocurrency assets	31,757	6,562	38,319
Net gain on disposal of cryptocurrency assets	(6,717)	(4,675)	(11,392)

	For the year ended December 31, 2021
Consolidated Statement of Changes in Shareholders' Equity Amounts in thousands U.S. dollars (“US$”)	Accumulated deficit and statutory reserve	Total shareholders' equity
Net loss for the year (as reported)	$(60,516)	$(72,487)
Net loss for the year (effect of adjustment)	(1,887)	(1,887)
Net loss for the year (as revised)	(62,403)	(74,374)

Balance as of December 31, 2021 (as reported)	(384,867)	207,150
Balance as of December 31, 2021 (effect of adjustment)	(1,887)	(1,887)
Balance as of December 31, 2021 (as revised)	(386,754)	205,263

The Company also proposes to revise and include the following accounting policy on cryptocurrency assets in its future filings:

“Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the intraday lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the unit of cryptocurrency exceeds the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.”

Simpson Thacher & Bartlett
April 12, 2023	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

Revenue Recognition
Mining Pool Services, page F-24

2.	We note your response to prior comment 3 in your March 1, 2023 letter, which you provided to clarify your response to comment 9 in your December 30, 2022 letter. Please tell us the following:

•	Such responses appear to indicate that you have concluded under ASC 606, step 2 that you have a single promise – to validate a block – and therefore a single performance obligation. Please confirm whether our understanding is correct.

•	Such responses also appear to indicate that you believe under ASC 606-10-25-4 a contract is wholly unperformed until you validate a block. Please confirm whether our understanding is correct. If our understanding is correct, please revise the ASC 606-10-25-4 analysis provided in your December 30, 2022 response to comment 9 to clarify, if true, that you have concluded computing power is not a good or service you promised to provide under your contract. Also clarify what the phrase “transaction verification services” refers to in that response as the sentence that references it also refers to computing power and to validating a block.

•	Such responses further appear to indicate that you have concluded that a contract both commences and is completed when you validate a block. Please confirm whether our understanding is correct.

The Company respectfully submits the following:

•	The Company confirms that it has concluded that under ASC 606, step 2 that the mining pool service arrangement has a single promise, which is to validate a block, and therefore a single performance obligation.

•	The Company confirms that it has concluded that under ASC 606-10-25-4 a contract is wholly unperformed until a block is validated. The Company revises the ASC 606-10-25-4 analysis provided in December 30, 2022 response to comment 9 with respect to the following paragraph:

Simpson Thacher & Bartlett
April 12, 2023	-6-	Division of Corporation Finance U.S. Securities and Exchange Commission

“The Company has considered ASC 606-10-25-4 and concluded that a contract does not exist upon the Company initially providing computing power to the blockchain to solve an algorithm because upon commencing the transaction validation service and before successfully verifying a block (that is, before the transfer of the promised performance obligation which is a successful block validation), the Company still has the unilateral right to terminate the service without compensating the blockchain.”

The above paragraph should be revised as follows:

“The Company has considered ASC 606-10-25-4 and concluded that a contract does not exist upon the Company initially providing computing power to the blockchain to solve an algorithm because upon providing the computing power and before successfully verifying a block (that is, before the transfer of the promised performance obligation which is a successful block validation), the Company still has the unilateral right to terminate the service without compensating the blockchain. Computing power is not a good or service the Company promised to provide under the arrangement with the blockchain. Instead, transaction verification service, or the service to validate blocks, is the promised service under the arrangement.”

•	The Company confirms that it has concluded that a contract both commences and is completed when the Company validates a block.

3.	As the preceding comment indicates, we continue to evaluate your conclusions related to contract inception and contract duration. However, we believe that your accounting policy to measure noncash consideration at a point other than contract inception does not comply with ASC 606-10-32-21 and should be corrected.

The Company respectfully acknowledges the Staff’s comment.

With regard to the measurement of the noncash considerations in the mining pool service arrangements, the Company has carefully evaluated the Staff comment and determined that its current practice to measure noncash consideration at a point other than contract inception does not comply with ASC 606-10-32-21. Based on a recalculation of the fair value of noncash considerations at contract inception, the Company determined that the error is both quantitatively and qualitatively immaterial to the financial statements for the year ended December 31, 2021.

The Company has corrected the error in accounting policy by measuring the noncash considerations at contract inception for the year ended December 31, 2022. Furthermore, the Company decided not to revise the 2021 financial statements when filing its annual report on Form 20-F for the year ended December 31, 2022 because the error does not impact the consolidated balance sheet nor the net loss as of and for the year ended December 31, 2021. As a result, the impact of the prior year error has fully ended in 2022 without causing any misstatements in the 2022 financial statements.

Simpson Thacher & Bartlett
April 12, 2023	-7-	Division of Corporation Finance U.S. Securities and Exchange Commission

The following tables present the impact of the aforementioned error on the Company’s financial statements for the year ended December 31, 2021:

	For the year ended December 31, 2021
Consolidated Statement of Comprehensive Loss Amounts in thousands of U.S. dollars (“US$”)	As Revised[1]	Uncorrected Error	Uncorrected Error as a Percentage of Financial Statement Caption Amount
Revenues	$1,328,876	$(2,593)	(0.2%)
Net gain on disposal of cryptocurrency assets (As Revised1)	11,392	2,540	22.3%
Impairment of cryptocurrency assets (As Revised1)	(38,319)	53	(0.1%)
Net loss (As Revised1)	(74,374)	0	0.0%

1 Represent the amounts after revising the Company’s previously issued financial statements in its annual report on Form 20-F for the year ended December 31, 2022 regarding the error in impairment calculation of the cryptocurrencies. Please refer to the Company’s response to comment 1 above for additional information.

The Company proposes to revise the accounting policy as follows:

“Mining pool services

The Group considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. A contract with the blockchain for the block rewards or with the transaction requester for the transaction verification fees exists upon the transfer of a verified block to the blockchain. The performance obligation is to validate each block. Revenue is recognized at the point when the block validation is successfully completed, which is also when the Group receives the rewards. Revenue, which is noncash consideration, is measured at the fair value of block rewards and transaction verification fees earned at contract inception.”

*      *      *

Simpson Thacher & Bartlett
April 12, 2023	-8-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Xianfeng Yang, Chief Executive Officer
Qiang Yuan, Chief Financial Officer
Bo Yu, Chairman, Chief Operating Officer
Man San Vincent Law, Executive Director
BIT Mining Limited

Danielle Bian, Partner
MaloneBailey LLP